UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(D) of the

Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2009

Palm Harbor Homes, Inc. Employee Savings Plan

Palm Harbor Homes, Inc.

15303 N. Dallas Parkway, Suite 800

Addison, TX 75001

Palm Harbor Homes, Inc. Employee Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Palm Harbor Homes, Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Palm Harbor Homes, Inc. Employee Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 24, 2010

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments	$52,863,178	$46,239,987

Receivables:
Participant contributions	211,011	206,756
Employer contributions	41,083	43,479
Interest income	—	134

Total receivables	252,094	250,369

Total assets	53,115,272	46,490,356

Liabilities
Contributions and earnings refundable	—	64,955

Total liabilities	—	64,955

Net assets available for benefits	$53,115,272	$46,425,401

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	$8,472,742	$(20,626,353)
Interest and dividends	732,243	1,587,110

Total net investment income (loss)	9,204,985	(19,039,243)

Contributions
Participant	2,970,865	4,119,542
Employer	510,819	820,761
Rollover	36,967	140,682

Total contributions	3,518,651	5,080,985

Total additions	12,723,636	(13,958,258)

Deductions
Benefit payments	6,006,139	9,135,190
Administrative expenses	27,626	32,641

Total deductions	6,033,765	9,167,831

Net increase (decrease)	6,689,871	(23,126,089)
Net assets available for benefits at beginning of year	46,425,401	69,551,490

Net assets available for benefits at end of year	$53,115,272	$46,425,401

See accompanying notes.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the Palm Harbor Homes, Inc. Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Palm Harbor Homes, Inc. and certain participating employers who have adopted the Plan (collectively, the Company), who have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2009, the Plan was amended and restated to reflect certain changes to the provisions of the Plan’s operations and to incorporate changes that will become effective on January 1, 2010. The amendments did not have an impact to net assets available for benefits. Changes to the Plan that will become effective January 1, 2010, include:

•	The Company may use its sole discretion to make a matching contribution to the Plan on behalf of the participants who have satisfied eligibility requirements.

Contributions

Participants may contribute up to 18% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Plan allows for catch-up contributions for eligible participants who have attained age 50 before the close of the Plan year up to the maximum allowable by law. The Plan includes automatic enrollment at the rate of 3% for all new and rehired employees. Employees are given the opportunity to decline participation in automatic enrollment by contacting the service provider within 30 days from their date of hire.

The Company contributes on a Plan-year basis 25% of the first 6% of compensation that a participant contributes to the Plan. For participants in the Nationwide Homes and Siler City Manufacturing Plant divisions, the Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan. Participants are eligible for an allocation of the employer contributions beginning on the enrollment date coinciding with or following the date on which they have completed one year of eligible service.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings and charged with an allocation of administrative expenses, if applicable. Allocations of Plan earnings and administrative expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2009 and 2008, $5,073 and $9,307, respectively, were available to be used for future Plan expenses or Company contributions. During 2009 and 2008, forfeitures of $110,116 and $110,969, respectively, were used to supplement the Company’s contributions.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments in various investment options offered by the Plan. Participants may change their investment options daily.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest in Company contributions as follows: two years – 20%; three years – 40%; four years – 60%; and five years – 100%. Participants in the Nationwide Homes division vest in Company contributions as follows: one year – 20%; two years – 40%; three years – 60%; four years – 80%; and five years – 100%.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000 (adjusted for loan payments during the previous year). A participant may have only one loan outstanding at any time. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the prime rate plus 1% as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Benefit Payments

Upon termination of service, death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account. Upon the death of a participant who is a current employee, the account is automatically 100% vested. If a participant’s account is $5,000 or less, but greater than $1,000, the balance of such account will be rolled over into a Rollover IRA with Fidelity Investments. If a participant’s account is $1,000 or less, the balance of such account will be distributed in a lump-sum amount upon retirement, disability, death, or termination of employment.

Administration

The Plan is administered by the Company. Fidelity Management Trust Company (Fidelity) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. serves as record-keeper.

Costs and expenses of administering the Plan are paid by the Company unless paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants are 100% vested in their account balances. The assets of the Plan would then be distributed to participants in proportion to their vested interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments in registered investment companies held by Fidelity, including the Fidelity Retirement Money Market Fund, are valued at fair value based on published market prices that represent the net asset values of the shares held by the Plan at year-end. Investments in the unitized stock fund are determined by the combined value of the underlying common stock and short-term cash position. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. The short-term cash portion of the unitized stock fund is invested in a money market fund, which is recorded at cost and approximates fair value. Participant loans are recorded at the unpaid principal balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly, which provides additional guidance for estimating fair value when the volume and level of activity for the asset and liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. SFAS No. 157-4 does not prescribe a methodology for making significant adjustments to transactions or quoted prices when estimating fair value in these situations, but this guidance states that a change in valuation technique or the use of multiple valuation techniques may be appropriate. SFAS No. 157-4 was subsequently incorporated into FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 is effective for financial statements issued after September 15, 2009. SFAS No. 168 requires that the FASB’s ASC become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. SFAS No. 168 was subsequently incorporated into ASC 105, Generally Accepted Accounting Principles. The adoption of this new guidance did not have an impact on the statement of net assets available for benefits or the statement of changes in het assets available for benefits.

In September 2009, the Company adopted ASC 855, Subsequent Events. ASC 855 establishes the accounting for, and disclosure of, material events that occur after the balance sheet but before the financial statements are issued. In general, these events will be recognized if the condition existed at the date of the balance sheet, but will not be recognized if the condition did not exist at the balance sheet date. Disclosure is required for nonrecognized events if required to keep the financial statements from being misleading.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures – Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of this new guidance did not have an impact on the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In January 2010, the FASB issued ASU 2010-06, Improving Disclosure about Fair Value Measurements. ASU 2010-06 requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets, and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The Plan is currently evaluating the impact of the adoption of ASU 2010-06.

3. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by published market prices as follows:

	Year Ended December 31
	2009	2008

Palm Harbor Homes, Inc. common stock	$(303,610)	$(36,088)
Registered investment companies	8,776,352	(20,590,265)

Net appreciation (depreciation) in fair value of investments	$8,472,742	$(20,626,353)

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

December 31 2009

Fidelity Contrafund	$10,291,574
Davis NY Venture A Fund	9,194,351
Fidelity Retirement Government Money Market Fund	8,791,727
Fidelity Puritan Fund	3,365,748
Fidelity Diversified International Fund	3,152,061
Fidelity Low Priced Stock Fund	2,650,443

December 31 2008

Fidelity Retirement Government Money Market Fund	$10,433,340
Fidelity Contrafund	8,651,719
Davis NY Venture A Fund	7,375,724
Fidelity Puritan Fund	2,838,224
Participant Loans	2,769,270
Fidelity Diversified International Fund	2,343,474

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

In accordance with guidance in ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis:

	As of December 31, 2009
	Total	Level 1	Level 2	Level 3
Registered investment companies:
Large cap	$20,470,741	$20,470,741	$—	$—
Mid cap	5,920,205	5,920,205	—	—
Small cap	371,296	371,296	—	—
International fund	3,152,061	3,152,061	—	—
Balanced fund	9,513,544	9,513,544	—	—
Bond fund	1,790,408	1,790,408	—	—
Money market funds	8,817,787	8,817,787	—	—
Palm Harbor Homes, Inc. common stock	348,261	348,261	—	—
Participant loans	2,478,875	—	—	2,478,875

	$52,863,178	$50,384,303	$—	$2,478,875

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Registered investment companies:
Large cap	$16,801,456	$16,801,456	$—	$—
Mid cap	4,201,778	4,201,778	—	—
Small cap	272,776	272,776	—	—
International fund	2,343,473	2,343,473	—	—
Balanced fund	7,198,218	7,198,218	—	—
Bond fund	1,496,958	1,496,958	—	—
Money market funds	10,481,393	10,481,393	—	—
Palm Harbor Homes, Inc. common stock	674,665	674,665	—	—
Participant loans	2,769,270	—	—	2,769,270

	$46,239,987	$43,470,717	$—	$2,769,270

The table below sets forth a summary of changes in the fair value of participant loans, the Plan’s Level 3 investment, for the year ended December 31, 2009:

Balance, beginning of year	$2,769,270
Repayments, net of new loans	(290,395)

Balance, end of year	$2,478,875

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Company has applied for a new determination letter for the Plan, but a response from the IRS has not yet been received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

6. Contributions and Earnings Refundable

Contributions and earnings refundable represents excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements.

7. Related-Party Transactions

Certain Plan investments in registered investment companies, including money market funds, are managed by Fidelity. Fidelity is the trustee, and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$53,115,272	$46,425,401
Add contributions and earnings refundable at end of year	—	64,955

Net assets available for benefits per the Form 5500	$53,115,272	$46,490,356

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	December 31
	2009	2008
Benefit payments to participants per the financial statements	$6,006,139	$9,135,190
Add contributions and earnings refundable at beginning of year	64,955	398,930

Benefit payments to participants per the Form 5500	$6,071,094	$9,534,120

Palm Harbor Homes, Inc. Employee Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total contributions and investment income per the financial statements to the Form 5500:

	December 31
	2009	2008

Total contributions per the financial statements	$3,518,651	$5,080,985
Add contributions refundable at end of year	—	64,898

Total contributions per the financial statements per the Form 5500	$3,518,651	$5,145,883

Total investment income (loss) per the financial statements	$9,204,985	$(19,039,243)
Add earnings refundable at end of year	—	57

Total investment income (loss) per the Form 5500	$9,204,985	$(19,039,186)

Excess contributions and earnings refundable to certain participants in order to comply with certain nondiscrimination requirements for the years ended December 31, 2009 and 2008, were not accrued for on the Form 5500.

Supplemental Schedule

Palm Harbor Homes, Inc. Employee Savings Plan

EIN #59-1036634 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	Fidelity Management Trust Company	ContraFund; 176,588.436 shares	**	$10,291,574
*	Fidelity Management Trust Company	Retirement Government Money Market Fund; 8,791,726.640 shares	**	8,791,727
	BAMCO, Inc.	Baron Growth Fund; 23,358.901 shares	**	964,956
*	Fidelity Management Trust Company	Diversified International Fund; 112,573.615 shares	**	3,152,061
*	Fidelity Management Trust Company	Value Fund; 40,477.797 shares	**	2,304,806
*	Fidelity Management Trust Company	Puritan Fund; 209,573.372 shares	**	3,365,748
*	Fidelity Management Trust Company	Intermediate Bond Fund; 169,220.149 shares	**	1,717,584
*	Fidelity Management Trust Company	Low Price Stock Fund; 82,981.932 shares	**	2,650,443
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund; 23,104.177 shares	**	910,998
*	Fidelity Management Trust Company	Institutional Money Market Fund; 26,055.420 shares	**	26,062
	Davis Selected Advisers, LP	Davis NY Venture A Fund; 196,783.440 shares	**	9,194,351
	Westwood Management Corp.	WHG Large Cap Value Institutional Fund; 8,014.921 shares	**	73,817
	Westwood Management Corp.	WHG Small Cap Value Institutional Fund; 47,663.132 shares	**	371,296
	Westwood Management Corp.	WHG Income OPP Institutional Fund; 7,260.444 shares	**	72,822
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund; 28,751.663 shares	**	308,793
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund; 20,188.721 shares	**	229,142
*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund; 1,648.166 shares	**	16,531
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund; 71,880.461 shares	**	899,225
*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund; 29,647.929 shares	**	308,932
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund; 113,856.982 shares	**	1,428,905
*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund; 64,210.605 shares	**	667,148
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund; 71,483.836 shares	**	885,685
*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund; 32,846.240 shares	**	337,003
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund; 81,886.588 shares	**	586,308
*	Fidelity Management Trust Company	Fidelity Freedom 2045 Fund; 20,475.355 shares	**	173,426
*	Fidelity Management Trust Company	Fidelity Freedom 2050 Fund; 36,730.472 shares	**	306,699
*	Palm Harbor Homes, Inc.	Common stock; 168,242.000 shares	**	348,261
*	Participant loans	Interest rates ranging from 4.25% to 10.5%	–	2,478,875

	Total investments			$52,863,178

*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed; thus, cost information is not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010	Palm Harbor Homes, Inc. Employee Savings Plan

	By:	/s/ Kelly Tacke
Kelly Tacke
Vice President – Finance
Chief Financial Officer and Secretary

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm